SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                    FORM 11-K


(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                    OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from to


                        COMMISSION FILE NUMBER: 000-22433


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            BRIGHAM, INC. 401(K) PLAN

B:     Name  of  issuer  of  the  securities  held pursuant  to the plan and the address of its principal executive office:

                           BRIGHAM EXPLORATION COMPANY
                            6300 BRIDGEPOINT PARKWAY
                             BUILDING TWO, SUITE 500
                               AUSTIN, TEXAS 78730

                            BRIGHAM, INC. 401(K) PLAN

                                 2002 FORM 11-K


                                                                              PAGE
                                                                              ----
REQUIRED INFORMATION

ITEM 4.   Unaudited Financial Statements And Schedule Prepared in Accordance
            With ERISA

          Statements of Net Assets Available for Plan Benefits as of
            December 31, 2004 and 2003 . . . . . . . . . . . . . . . . . . . . . 1

          Statement of Changes in Net Assets Available for Plan Benefits for the
            Year Ended December 31, 2004 . . . . . . . . . . . . . . . . . . . . 2

          Notes to the Financial Statements. . . . . . . . . . . . . . . . . . . 3

          Supplemental schedule:
            Schedule H, Line 4(i) - Assets Held for Investment Purposes
              At December 31, 2004 . . . . . . . . . . . . . . . . . . . . . . . 6

SIGNATURE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

                            BRIGHAM, INC. 401(K) PLAN
                       STATEMENTS OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
                                  (Unaudited)

                                                        December 31,
                                                  ----------------------
                                                     2004        2003
                                                  ----------  ----------
Assets

  Cash and equivalents                            $   17,260  $   12,345

  Investments at fair value:
    Janus Worldwide Fund*                            104,727     129,141
    Janus Twenty Fund*                               325,599     260,101
    Dreyfus Appreciation*                            272,044     208,264
    Dreyfus S&P 500 Index Fund*                       93,645     138,174
    Pimco Total Return*                              507,436     346,142
    Schwab Institutional Money Market*               220,292     146,902
    First Eagle SOGEN Overseas*                      295,777     101,795
    Hennessy Cornerstone Growth*                     231,429     148,059
    Jensen Portfolio                                  75,137      62,129
    PBHG Clipper                                     103,892      62,794
    Royce Special Equity                              86,876      26,192
    Calamos Growth                                    62,368      27,191
    Oakmark Select                                    69,442      42,975
    Loans to participants                              6,708      15,137
    Common stock of Brigham Exploration Company*     313,281     249,666
                                                  ----------  ----------
                                                   2,768,653   1,964,662
                                                  ----------  ----------

  Receivables:
    Employer matching                                 89,320     156,571
                                                  ----------  ----------

      Total Assets                                 2,875,233   2,133,578
                                                  ----------  ----------

Liabilities
  Fees payable                                         2,538           0
                                                  ----------  ----------
      Total liabilities                                2,538           0
                                                  ==========  ==========

Net assets available for plan benefits            $2,872,695  $2,133,578
                                                  ==========  ==========

*  Investments greater than 5% of net assets available for plan benefits.

               See accompanying notes to the financial statements

                            BRIGHAM, INC. 401(K) PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                                   (Unaudited)

                                                                Year Ended
                                                               December 31,
                                                                   2004
                                                               -------------
Additions to net assets attributed to:
  Net appreciation (depreciation) in fair value                $     262,343
  Interest                                                               970
                                                               -------------
      Total investment income                                        263,313
                                                               -------------

  Contributions:
    Participants                                                     459,880
    Employer Matching                                                197,267
                                                               -------------
      Total contributions                                            657,147
                                                               -------------

      Total additions                                                920,460

Deductions from net assets attributed to:
  Benefits distributed to participants                               161,037
  Administrative and trustee fees                                     13,713
  Other                                                                6,593
                                                               -------------
      Total deductions                                               181,343
                                                               -------------

Increase/(decrease) in net assets available for plan benefits        739,117

Net assets available for plan benefits at beginning of year        2,133,578

                                                               -------------
Net assets available for plan benefits at end of year          $   2,872,695
                                                               =============

               See accompanying notes to the financial statements.

                            BRIGHAM, INC. 401(K) PLAN
                        NOTES TO THE FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

     The following description of the Brigham, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan provisions, a copy of which is available from Brigham, Inc. (the "Company").

     General

     The Plan is a defined contribution plan created for the benefit of the employees of the Company. Effective August 1, 2001 the Plan covers all employees except leased employees, employees of a unit covered by a collective bargaining agreement, non-resident aliens, independent contractors, and employees of affiliated employers. Prior to August 1, 2001 the Plan covered all employees who were 21 years of age and had completed six months of service. Prior to August 1, 2001 employees could enroll in the Plan on the first day of January, April, July or October of each year.

     The Company administers the Plan. The Company has appointed Invesmart, Inc. (formerly Plan Data, Inc.) as a third party administrator. The Plan's assets are held by a trust fund administered by The Charles Schwab Trust Company.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Contributions

     A participant may contribute a portion of his/her pre-tax compensation in amounts up to the maximum deferral permitted under the Internal Revenue Code. For 2004, this limit was $13,000. At its discretion, and to be determined annually, the Company may make matching contributions to the Plan. The Company may also make an additional annual, discretionary profit sharing contribution. For 2004, the Company made discretionary contributions of $197,267.

     Interfund Transfers

     Participants may change their percentage contributions once per calendar quarter on Plan enrollment dates. Participants may change fund allocations as frequently as desired and at any time.

     Vesting

     Plan participants are fully vested at all times in their participant contributed assets. The Plan provides for vesting of assets contributed by the Company of 20% after two years of service and 20% additional vesting for each additional year of service thereafter until the sixth year, at which time the employer contributed assets are fully vested. Participants are automatically fully vested in their accounts upon retirement, disability or death, as defined in the Plan.

                            BRIGHAM, INC. 401(K) PLAN
                        NOTES TO THE FINANCIAL STATEMENTS

     Benefit Payments

     Plan participants may receive a lump sum payment of all vested benefits upon retirement, disability, death or termination of employment. A participant may also make hardship withdrawals, subject to certain rules and restrictions, from the vested portion of his or her account.

     Participant Loans

     The Plan includes a provision that permits participants to borrow a minimum of $1,000 and up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000. The loans are payable through payroll deductions in principal installments plus interest at prime plus 2% through payroll deductions. General purpose loans are due over terms up to 5 years. Primary residence loans are due over terms up to 30 years.

     Administrative Expenses

     The Company pays costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager.


2.   ACCOUNTING POLICIES

     Basis of Accounting

     The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with generally accepted accounting principles ("GAAP"). The trustee holds and manages the funds and distributes cash to Plan participants.

     The assets of the Plan are invested in separate funds managed by independent registered investment advisors and/or in Brigham Exploration Company stock.

     Valuation of Investments

     Short-term investments and loans to participants are stated at cost, which approximates fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments, is presented in the Plan's "Statement of Changes in Net Assets Available for Benefits".

     The Use of Estimates in Preparing Financial Statements

     The preparation of financial statements in conformity with accounting principles generally accepted in

                            BRIGHAM, INC. 401(K) PLAN
                        NOTES TO THE FINANCIAL STATEMENTS

     the United States requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedules. Actual results may differ from those estimates. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.


3.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

4.   ERISA

     Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents. The Plan has complied with the fidelity bonding requirement of ERISA.

                            BRIGHAM, INC. 401(K) PLAN
                      SCHEDULE H, LINE 4(i) - ASSETS HELD
                     FOR INVESTMENT PURPOSES AT END OF YEAR
                                  (Unaudited)


                        INVESTMENTS AT DECEMBER 31, 2004

  IDENTITY OF ISSUE, BORROWER,                    DESCRIPTION OF
    LESSOR OR SIMILAR PARTY                         INVESTMENT
--------------------------------                  --------------
*  Brigham Exploration Company        Common stock                    313,281

   Stock Liquidity Fund               Cash                                  1

   Calamos Growth                     Stock mutual fund                62,368

   Dreyfus Appreciation               Stock mutual fund               272,044

   Dreyfus S&P 500 Index Fund         Stock mutual fund                93,645

   First Eagle SOGEN Overseas         Stock mutual fund               295,777

   Hennessy Cornerstone Growth        Stock mutual fund               231,429

   Janus Worldwide Fund               Stock mutual fund               104,727

   Janus Twenty Fund                  Stock mutual fund               325,599

   Jensen Portfolio                   Stock mutual fund                75,137

   Oakmark Select                     Stock mutual fund                69,442

   PBHG Clipper                       Stock mutual fund               103,892

   Royce Special Equity               Stock mutual fund                86,876

   Pimco Total Return                 Bond/fixed income mutual fund   507,436

*  Schwab Institutional Money Market  Money market mutual fund        220,292

   Participant Loans                  Due April, 30, 2004 through       6,708
                                      August 31, 2005 at
                                      5.75% to 10.5%

*  Indicates party in-interest

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                 BRIGHAM, INC. 401(K) PLAN



Date:   June 30, 2005            By:    /s/  Malcom O. Brown
                                      ----------------------
                                      Malcom O. Brown
                                      Vice President & Controller


                                        7